Exhibit (h) 3.4

Russell Commodity Strategies Fund

Advisory Fee Waiver

04/01/10 to 02/28/12

April 1, 2010

Mr. Mark E. Swanson

Treasurer

Russell Investment Company

909 A Street

Tacoma, WA 98402

Re:	Russell Investment Company Russell Commodity Strategies Fund (the “Fund”)

Dear Mr. Swanson:

Russell Investment Management Company (“RIMCo”), as adviser to Russell Investment Company (“RIC”), agrees to waive, until February 28, 2012, 0.25% of its 1.25% advisory fee for the Fund.

Additionally, Russell Cayman Commodity Strategies Fund Ltd. (the “Subsidiary”) pays RIMCo an advisory fee and pays RFSC an administrative fee at the annual rates of 1.25% and 0.05%, respectively, of its net assets (collectively, the “Subsidiary Fees”). Until February 28, 2012, RIMCo and RFSC have agreed to waive all or a portion of the advisory fees and the administrative fees paid by the Fund to RIMCo and RFSC, respectively, in an amount equal to the amount of the Subsidiary Fees received by RIMCo, if any. In no event will RIMCo or RFSC be required to waive fees or reimburse the Fund for any amount in excess of accrued aggregate advisory and administrative fees attributable to any day.

This waiver (1) supersedes any prior contractual waiver or reimbursement arrangements except for the waiver of transfer agency fees by RFSC set forth in another agreement, (2) may not be terminated during the relevant period except at the Board’s discretion and (3) may, at RIMCo’s option, continue after the date stated above, but may be revised or eliminated at any time thereafter without notice.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

RUSSELL INVESTMENT MANAGEMENT COMPANY

By:
Pete Gunning
President

Accepted and Agreed:

RUSSELL INVESTMENT COMPANY

By:
Mark E. Swanson
Treasurer